Filed Pursuant to Rule 253(g)(2)

File No. 024-12474

Arrived STR 2, LLC

SUPPLEMENT NO. 3 DATED January 27, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived STR 2, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of January 25, 2026.

Net Asset Value as of January 25, 2026

As of January 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about April 25, 2026.

Series	NAV Per Interest
Alta	$9.97
Beatbox	$9.41
Byers	$10.05
Coquina	$8.94
Knoll	$10.02
Pinkshell	$9.15
Preciosa	$10.49
Sandbar	$9.79
Seafoam	$9.42
Solano	$9.85
Tiara	$9.86

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa
ASSETS
Current assets:
Cash	$4,095	$6,350	$125,259	$8,171	$6,127	$3,273	$23,529
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,893	-	-	475	(3,762)	-	(2,153)
Property and equipment, net	881,121	779,218	674,641	751,555	1,043,719	791,214	886,165
Total assets	$891,659	$785,568	$800,722	$760,201	$1,046,614	$794,487	$907,541

LIABILITIES
Current liabilities:
Accrued expenses	$4,992	$2,308	$3,978	$(4,225)	$12,419	$6,148	$1,917
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,284	5,829	(12,544)	25,065	33,778	39,189	8,584
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,276	$8,137	$(8,566)	$20,840	$46,197	$45,337	$10,501

MEMBERS' EQUITY (DEFICIT)
Members' capital	965,380	949,132	870,628	866,942	1,214,418	921,699	992,496
Accumulated deficit	(177,596)	(178,702)	(61,340)	(140,081)	(218,001)	(194,150)	(95,456)
Total members' equity (deficit)	$787,784	$770,431	$809,287	$726,861	$996,417	$727,550	$897,040
Total liabilities and members' equity (deficit)	$797,059	$778,568	$800,722	$747,701	$1,042,614	$772,887	$907,541

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	787,784	770,431	809,287	726,861	996,417	727,550	897,040
Net adjustments to fair value	307,911	236,202	430,785	177,928	427,460	271,585	359,696
TOTAL NET ASSETS	$1,095,695	$1,006,633	$1,240,072	$904,789	$1,423,877	$999,135	$1,256,736
NET ASSET VALUE PER INTEREST	$9.97	$9.41	$10.05	$8.94	$10.02	$9.15	$10.49

	Sandbar	Seafoam	Solano	Tiara
ASSETS
Current assets:
Cash	$4,898	$7,817	$84,310	$5,111
Other receivables	-	-	-	-
Prepaid expenses	-	-	-	-
Deposits	-	-	-	300
Property and equipment, net	838,659	824,847	1,045,860	728,408
Total assets	$845,300	$834,395	$1,130,170	$734,097

LIABILITIES
Current liabilities:
Accrued expenses	$1,320	$2,782	$1,710	$8,574
Accounts payable	-	-	-	-
Due to (from) related parties	22,702	35,667	(2,277)	25,820
Tenant deposits	-	-	-	-
Note payable, related party	-	-	-	-
Mortgage payables	-	-	-	-
Total liabilities	$24,021	$38,450	$(567)	$34,394

MEMBERS' EQUITY (DEFICIT)
Members' capital	957,759	946,479	1,300,889	848,666
Accumulated deficit	(147,980)	(185,034)	(170,152)	(148,963)
Total members' equity (deficit)	$809,779	$761,445	$1,130,737	$699,703
Total liabilities and members' equity (deficit)	$833,800	$799,895	$1,130,170	$734,097

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	809,779	761,445	1,130,737	699,703
Net adjustments to fair value	289,549	274,068	270,499	292,469
TOTAL NET ASSETS	$1,099,328	$1,035,513	$1,401,236	$992,172
NET ASSET VALUE PER INTEREST	$9.79	$9.42	$9.85	$9.86

[1] Estimated Balance Sheet as of December 31, 2025.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.